Exhibit 99.2

[FORM OF UNSECURED CONVERTIBLE PROMISSORY NOTE]

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 20(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

THIS NOTE HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”). PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1). THE COMPANY WILL, BEGINNING TEN DAYS AFTER THE ISSUANCE DATE OF THIS NOTE, PROMPTLY MAKE AVAILABLE TO THE HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i).

FOR VALUE RECEIVED, MicroCloud Hologram Inc., a Cayman Islands exempted company (“Borrower”), promises to pay to _______, a __________ company, or its successors or assigns (“Holder”), $[     ] and any interest, fees, charges, and late fees accrued hereunder on the date (the “Maturity Date”) that is 360 days after the date the Purchase Price for this Note is delivered by Holder to Borrower (the “Purchase Price Date”) in accordance with the terms set forth herein and to pay interest on the Outstanding Balance (as defined below) at the simple rate of 0% per annum from the Purchase Price Date until the same is paid in full. All interests hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, and shall be payable on the Maturity Date.

This Convertible Promissory Note (this “Note”) is issued and made effective as of [     ] (the “Effective Date”). This Note is issued pursuant to that certain Convertible Note Purchase Agreement dated August 12, 2024, as the same may be amended from time to time, by and between Borrower and Holder (the “Purchase Agreement”). For all purposes of this Note, (a) the “Outstanding Balance” means, as of any date of determination, the Purchase Price, as reduced or increased, as the case may be, pursuant to the terms hereof for payment, Conversion (as defined below), offset, or otherwise, plus accrued but unpaid interest, and (b) “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by applicable laws to be closed in Beijing, Cayman Islands, Hong Kong or New York.

The purchase price for this Note shall be $[     ] (the “Purchase Price”), determined pursuant to the Convertible Note Purchase Agreement dated August 12, 2024, as determined between the Borrower and the Holder. The Purchase Price shall be payable by Holder by wire transfer of immediately available funds.

1. Payment; Prepayment.

1.1. Payment. All payments owing hereunder shall be in lawful money of the United States of America or Conversion Shares (as defined below), as provided for herein, and delivered to Holder at the address or bank account furnished to Borrower for that purpose. All payments shall be applied first to (a) costs of collection, if any, then to (b) fees and charges, if any, then to (c) accrued and unpaid interest, and thereafter, to (d) principal.

1.2. Prepayment. Notwithstanding the foregoing and provided that an Event of Default (as defined below) has not occurred under this Note, at any time prior to the maturity of the Note (the “Prepayment Termination Date”), the Company shall have the right to prepay up to the outstanding balance on this Note (the “Optional Prepayment Amount”), in full, by delivering to the Holder a Optional Prepayment Notice (defined below) in accordance with this section. The Optional Prepayment Notice shall be delivered to the Holder at its registered addresses furnished to Company by written notice and shall state: (1) that the Company is exercising its right to prepay the Note, and (2) the date of prepayment (the “Optional Payment Date”) which shall be at least three (3) Business Days but not more than five (5) Business Days from the date of the Optional Prepayment Notice; and (3) the Optional Prepayment Amount as calculated as below. Upon receipt of the Option Prepayment Notice, the Holder shall have three (3) Business Days to elect to convert the Optional Prepayment Amount into equity securities of the Company in accordance with Section 3.1 herein. If the Holder elects not to convert such Optional Prepayment Amount, then on the Optional Prepayment Date the Company shall pay the Optional Prepayment Amount to or upon the order of the Holder as specified by the Holder in writing to the Company prior to the Optional Prepayment Date.

The Optional Prepayment Amount is equal to the sum of 110% multiplied by the then outstanding principal amount of this Note as of the date of the Optional Prepayment Notice, provided that any portion of the then outstanding balance of Note for which the Company has received a Notice of Conversion (as defined below) from Holder prior to the Optional Prepayment Notice where the applicable Conversion Shares have not yet been delivered, shall not be included in the Optional Prepayment Amount.

2. Pari Passu Ranking. This Note constitutes direct, unsecured, unsubordinated, unconditional and senior obligations of the Company and the Company’s payment obligations under this Note shall at times rank (i) at least pari passu and ratably and equally with all other existing and future claims of all its other unsecured and unsubordinated creditors, including notes issued by the Company as part of a series of transactions of which the issuance of this Note is a part and (ii) senior to all existing and future subordinated indebtedness owed by the Company.

3. Holder Optional Conversion.

3.1. Conversions. Subject to the terms of this Note, Holder has the right at any time after the Purchase Price Date until the Outstanding Balance has been paid in full, at its election, to convert (“Conversion”) all, or a portion of the Outstanding Balance into ordinary shares of par value US$0.001 each of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Conversion Price. Conversion notices shall be in the form attached hereto as Exhibit A (each, a “Conversion Notice”) and may be effectively delivered to Borrower by any method set forth in the “Notices” section of the Purchase Agreement. Notwithstanding anything to the contrary contained in this Note except to Section 7 below, after the effective date of the Registration Statement (as defined in the Registration Rights Agreement) and prior to the Holder’s receipt of the notice of a Grace Period (as defined in the Registration Rights Agreement), the Company shall cause the Transfer Agent to deliver unlegended ordinary shares to the Holder (or its designee) in connection with any sale of Registrable Securities (as defined in the Registration Rights Agreement) with respect to which the Holder has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, and for which the Holder has not yet settled.

“Permitted Designee” means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity which directly, legally and beneficially owns any issued and outstanding equity securities of Holder.

3.2. Conversion Price. Subject to adjustment as set forth in this Note, the price at which Holder has the right to convert all, and no less than all, of the Outstanding Balance into Conversion Shares is the Conversion Price, which shall be calculated as (A) the lowest market closing price of the Company’s ordinary shares in the ninety (90) days preceding the date of the Conversion Notice (the “Reference Price”), (B) multiplied by 70%, and (C) rounded down to the nearest 2 decimal places, subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar transactions.

3.3 Right of Alternate Conversion. The Holder may at any time during the term of the note, at the Holder’s sole option, convert (each, an “Alternate Conversion” and, and the date of such Alternate Conversion, each, an “Alternate Conversion Date”) all, or any part of, the Conversion Amount (such portion of the Conversion Amount subject to such Alternate Conversion, each, an “Alternate Conversion Amount”) into Alternate Conversion Shares at the Alternate Conversion Price.

3.4 Alternate Conversion. On any Alternate Conversion Date, the Holder may voluntarily convert any Alternate Conversion Amount pursuant to Section 3.3 (i.e., with “Alternate Conversion Price” replacing “Conversion Price” for all purposes hereunder with respect to such Alternate Conversion, and “Alternate Conversion Shares” replacing “Conversion Shares”. Notwithstanding anything to the contrary in this Section 3.3, but subject to Section 9, until the Company delivers Alternate Conversion Shares representing the applicable Alternate Conversion Amount to the Holder, such Alternate Conversion Amount may be converted by the Holder into Conversion Shares pursuant to Section 3.1 and 3.2 without regard to this Section 3.3 and 3.4.

“Alternate Conversion Price” shall be calculated as (A) the Reference Price (B) multiplied by 40%, and (C) rounded down to the nearest 2 decimal places, subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar transactions.

“Alternate Conversion Shares” are the ordinary shares equal to the Alternate Conversion Amount divided by the Alternate Conversion Price.

4. Trigger Events; Defaults; and Remedies.

4.1. Trigger Events. The following are trigger events under this Note (each, a “Trigger Event”): (a) Borrower fails to pay any principal, interest, fees, charges, or any other amount when due and payable hereunder; (b) a receiver, trustee or other similar official shall be appointed over Borrower or a material part of its assets and such appointment shall remain uncontested for 60 days or shall not be dismissed or discharged within 60 days; (c) Borrower files a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); (d) an involuntary bankruptcy proceeding is commenced or filed against Borrower.

4.2. Defaults. At any time following the occurrence of a Trigger Event, Holder may, at its option, send written notice to Borrower demanding that Borrower cure the Trigger Event within 60 Business Days. If Borrower fails to cure the Trigger Event within the required 60 Business Day cure period, the Trigger Event will automatically become an event of default hereunder (each, an “Event of Default”) and the date of the Event of Default shall be the 60th Business Day following the occurrence of the relevant Trigger Event.

4.3. Default Remedies. At any time and from time to time following the occurrence of any Event of Default, Holder may accelerate this Note by written notice to Borrower, with the Outstanding Balance becoming immediately due and payable in cash. At any time following the occurrence of any Event of Default, upon written notice given by Holder to Borrower to accelerate this Note, interest shall accrue on the Outstanding Balance beginning on the date the applicable Event of Default occurred at an interest rate equal to 10% per annum (“Default Interest”) until the Outstanding Balance is paid in full. For the avoidance of doubt, the foregoing interest rate of 10% per annum shall be the only interest that may accrue on the Outstanding Balance beginning on the date of the applicable Event of Default, and the original interest rate of 0% per annum shall cease to have effect from the date of the applicable Event of Default. Holder may continue making Conversions at any time following a Trigger Event or an Event of Default until such time as the Outstanding Balance is paid in full. Such acceleration may be rescinded and annulled by Holder at any time prior to payment hereunder and Holder shall have all rights as a holder of the Note until such time, if any, as Holder receives full payment pursuant to this Section 4.3. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. Nothing herein shall limit Holder’s right to pursue any other remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to Borrower’s failure to timely deliver Conversion Shares upon Conversion of the Note as required pursuant to the terms hereof.

5. Waiver. No waiver of any provision of this Note shall be effective unless it is in the form of a writing signed by the party granting the waiver. No waiver of any provision or consent to any prohibited action shall constitute a waiver of any other provision or consent to any other prohibited action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

6. Adjustment of Conversion Price upon Share Subdivision or Combination. Without limiting any provision hereof, if Borrower at any time on or after the Effective Date subdivides (by any stock split, stock dividend, recapitalization, ratio change or otherwise) its outstanding ordinary shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision hereof, if Borrower at any time on or after the Effective Date combines (by combination, reverse stock split, ratio change or otherwise) its outstanding Class ordinary shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 6 shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 6 occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

7. Method of Conversion Share Delivery. Subject to Sections 3.3 and 3.4 above, on or before the close of business on the 10th Business Day following the date of delivery of a Conversion Notice (the “Delivery Date”), Borrower shall deliver or cause its share registrar or transfer agent to deliver the applicable Conversion Shares and a certificate representing the number of Conversion Shares to which Holder shall be entitled, registered in the name of Holder or its Permitted Designee. Moreover, and notwithstanding anything to the contrary herein or in any other Transaction Document, in the event Borrower or its share registrar or transfer agent refuses to deliver any Conversion Shares without a restrictive securities legend to Holder on grounds that such issuance is in violation of Rule 144 under the Securities Act of 1933, as amended (“Rule 144”), Borrower shall deliver or cause its share registrar or transfer agent to deliver the applicable Conversion Shares to Holder with a restricted securities legend, but otherwise in accordance with the provisions of this Section 7.

8. Issuance Fees. Holder will be solely liable for any fees that must be paid by Borrower in order to issue any Conversion Shares.

9. Ownership Limitation. Notwithstanding anything to the contrary contained in this Note or the other Transaction Documents, Borrower may, at its option, decline to effect any conversion of this Note to the extent that after giving effect to such conversion would cause each of Holder or any Permitted Designee to, on an individual basis, beneficially own a number of shares exceeding 9.99% of the number of shares outstanding on such date (including for such purpose the Conversion Shares issuable upon such issuance) (the “Maximum Percentage”). For purposes of this section, beneficial ownership of shares will be determined pursuant to Section 13(d) of the 1934 Act. Borrower and Holder may, by written agreement, increase, decrease or waive the Maximum Percentage as to Holder.

10. Opinion of Counsel. In the event that an opinion of counsel is needed for any matter related to this Note, Holder has the right to have any such opinion provided by its counsel at its own costs.

11. Governing Law; Dispute Resolution. This Agreement shall be governed by and construed exclusively in accordance with the laws of New York, without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction to the rights and duties of the parties hereunder. The Company and the Purchaser agree to negotiate in good faith to resolve any dispute, controversy, difference or claim arising out of or relating to or regarding this Agreement including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it (each, a “Dispute”).

12. Cancellation. After repayment or conversion of the entire Outstanding Balance, this Note shall be deemed paid in full, shall automatically be deemed canceled, and shall not be reissued.

13. Amendments. The prior written consent of both parties hereto shall be required for any change or amendment to this Note.

14. Assignments. Borrower may not assign this Note without the prior written consent of Holder. This Note may not be offered, sold, assigned or transferred by Holder without the consent of Borrower, and Borrower is not obligated to give such consent. For avoidance of doubt, ADSs issued to Holder upon conversion of Conversion Shares may be offered, sold, assigned or transferred by Holder without the consent of Borrower.

15. Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with the section of the Purchase Agreement titled “Notices.”

16. Severability. If any part of this Note is construed to be in violation of any law, such part shall be modified to achieve the objective of Borrower and Holder to the fullest extent permitted by law and the balance of this Note shall remain in full force and effect.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed as of the Effective Date.

BORROWER:

MicroCloud Hologram Inc.

By:
Name:	Guohui Kang
Title:	Chief Executive Officer and Director

ACKNOWLEDGED, ACCEPTED AND AGREED:

HOLDER:

By:
Name:
Title:

[Signature Page to Convertible Promissory Note]